Filed by VINA Technologies, Inc. (Commission File No. 000-31903)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: VINA Technologies, Inc.
(Commission File No.: 000-31903)

Contact:
Mary Camarata
Director of Marketing
Larscom Incorporated
408-941-4224 or cell 408-644-0547
mcamarata@larscom.com

Bruce Todd
Director of Marketing
VINA Technologies
510-771-3307
bruce.todd@vina-tech.com

FOR IMMEDIATE RELEASE

LARSCOM AND VINA TECHNOLOGIES TO MERGE TO CREATE A

LEADER IN ENTERPRISE BROADBAND ACCESS

Combination Extends Product Portfolio and Distribution Channels, Creating Higher Value for
Customers, Stockholders, and the Marketplace

MILPITAS and NEWARK, Calif., March 18, 2002 — Larscom Incorporated. (NASDAQ: LARS), and VINA Technologies, Inc. (NASDAQ: VINA), jointly announced today that they have signed a definitive agreement to merge, creating a worldwide leader in providing innovative broadband systems for the delivery of high-speed data, and integrated voice and data services. The combined company offers one of the industry’s broadest portfolios of broadband access systems for international and domestic carriers serving the small, medium, large and government enterprise markets by providing products that lower the cost to deliver today’s broadband services. The proposed stock-for-stock transaction has been approved by the boards of directors of both companies.

Under the terms of the merger agreement, VINA stockholders will receive 0.2659 shares of Larscom common stock for each VINA common share held. After the merger is completed, Larscom stockholders will own approximately 53% of the combined company, and VINA’s stockholders will own approximately 47% of the combined company. The merger will be accounted for as a purchase and is expected to be tax-free to stockholders.

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The new company, to be called Larscom Incorporated and headquartered in the Silicon Valley, will maintain a strong focus on achieving profitability through economies-of-scale with continued investment in next generation broadband access products.

“This merger will give service providers and enterprises a single-source alternative for their high-speed data, as well as integrated voice and data access needs,” said Daniel L. Scharre, Chief Executive Officer of Larscom, who will be Chief Executive of the combined company. “We are working to build a profitable company with economies-of-scale that will enable us to serve our customers over the long term and to continue our investment in R&D, ensuring the company’s ongoing track record of innovation.”

Larscom, a leader in bridging the bandwidth gap between T1 and T3 (Inverse Multiplexing), and VINA, a leader in Integrated Access Devices (IADs) for regional carriers and the small/medium enterprise (SME), have synergistic products, technology, distribution channels, and customers. The two companies have more than 400 carrier and enterprise customers, more than 350,000 access systems deployed worldwide, and a primary focus of helping customers improve profitability from their existing network infrastructure through incremental offerings.

“This merger creates a company with a stronger financial position,” said Michael West, Chairman and Chief Executive Officer of VINA. “This partnership is an opportunity for our respective customers, stockholders, and employees to participate in the upside potential of an enterprise with enhanced scale and global market presence, supported by world-class engineering, marketing and sales resources.”

Completion of the transaction, which is expected to occur in the second quarter of 2003, is subject to approval by the stockholders of both companies and other customary closing conditions. Significant stockholders of both companies, representing approximately 80% of Larscom’s and 40% of VINA’s voting power, have agreed to vote in favor of the transaction.

Reflecting the merger-of-equals nature of the transaction, the management team of the combined enterprise will have representation from both Larscom and VINA, under the leadership of Dr. Scharre as Chief Executive Officer. The Board of Directors will be composed of nine members – five to be designated by Larscom and four by VINA.

Larscom Incorporated and VINA will jointly host a conference call at 8:30 a.m. (Pacific Time) on March 18, 2003. To access the call, dial 1-800-772-1056 at least 5 minutes before the start time. International participants may dial +1-706 634 2164. The password for the call is “Cairo”. A web cast of the

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conference call will be available at either http://www.larscom.com or www.vina-tech.com . The replay will be available for a period of 30 days starting on Wednesday, March 19, 2003, at both http://www.larscom.com and www.vina-tech.com.

About Larscom

Larscom (NASDAQ: LARS) was founded more than three decades ago on a single vision: to enable high-speed access by providing the most cost-effective, highly reliable (carrier-class), and easiest-to-use network access equipment in the industry. Larscom’s customers include major carriers, Internet service providers, Fortune 500 companies, and government agencies worldwide. Larscom’s headquarters are at 1845 McCandless Drive, Milpitas, California 95035. Additional information can be found at www.larscom.com.

About VINA Technologies

VINA Technologies (NASDAQ: VINA) is the integrated access leader for carriers serving the $50 billion small and medium-sized business (SMB) market. By optimizing voice and data aggregation from the network edge to the customer premise, VINA’s family of multi-service access platforms and integrated access devices gives carriers the configuration flexibility, end-to-end management control, and scalability to accelerate their SMB service revenues, maximize network usage, slash long-term operating expenses, and return their deployment investments in record time. Since 1996, VINA has shipped more than 1.5 million voice and data ports to a large and loyal base of carrier customers. For more information, please visit the company Web site at www.vina-tech.com.

Additional Information and Where to Find It

     Larscom plans to file a Registration Statement on SEC Form S-4 in connection with the merger, and VINA and Larscom expect to mail a Joint Proxy Statement/Prospectus to stockholders of Larscom and VINA concerning the proposed merger transaction. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when it becomes available and any other relevant documents filed with the SEC because they will contain important information about Larscom, VINA, the merger and related matters. Investors and security holders will be able to obtain the documents free of charge at the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. In addition, you may obtain documents filed with the SEC by VINA free of charge by requesting them in writing from Bruce Todd, or by telephone at 510-771-3307. You may obtain documents filed with the SEC by Larscom free of charge by requesting them in writing from Mary Camarata, or by telephone at 408-941-4224.

     In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, Larscom and VINA file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Larscom and VINA at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Larscom’s and VINA’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Interest of Certain Persons in the Merger

     VINA and Larscom will be soliciting proxies from the stockholders of VINA and Larscom in connection with the merger and issuance of shares of Larscom common stock in the merger. In addition, the respective directors and executive officers of VINA and Larscom may also be deemed to be participants in the solicitation of proxies. Information about the directors and executive officers of VINA is set forth in the proxy statement for VINA’s 2002 annual meeting of stockholders. Information about

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the directors and executive officers of Larscom is set forth in the proxy statement for Larscom’s 2002 annual meeting of stockholders. The directors and executive officers of Larscom and VINA have interests in the merger, some of which may differ from, or may be in addition to those of the respective stockholders of VINA and Larscom generally. Those interests will be described in greater detail in the Joint Proxy Statement/Prospectus with respect to the merger, which may include potential employment relationships, potential membership on the Larscom Board of Directors, option and stock holdings and indemnification.

Safe Harbor Statement

Except for the historical information contained herein, the matters set forth in this press release, including statements as to the expected benefits of the combination of the two companies, future product offerings, expected synergies, and timing of closing, are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including, but not limited to, the satisfaction of certain conditions to closing of the proposed merger, including the risk that stockholder approval might not be obtained in a timely manner or at all, the ability to successfully integrate the two companies and achieve expected synergies following the merger, the ability of the combined company to develop and market successfully and in a timely manner new products, the impact of competitive products and pricing and of alternative technological advances, and other risks detailed from time to time in the SEC reports of VINA, including its annual report on Form 10-K for the year ended December 31, 2002, and in the SEC reports of Larscom, including its annual report on Form 10-K for the year ended December 31, 2002. These forward-looking statements speak only as of the date hereof. VINA and Larscom disclaim any intention or obligation to update or revise any forward-looking statements.

© 2003. Larscom is a trademark of Larscom Incorporated. VINA is a trademark of VINA Technologies.